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[LOGO]  Fifth Third Bancorp

                                                                    EXHIBIT 99.8

                                                                    News Release

CONTACT: Neal E. Arnold (Analysts)                    FOR IMMEDIATE RELEASE
         (513) 579-4356                               March 27, 2003
         Bradley S. Adams (Analysts)
         (513) 534-0983
         Roberta R. Jennings (Media)
         (513) 579-4153

               FIFTH THIRD SIGNS AGREEMENT WITH BANKING REGULATORS

     Fifth Third Bancorp announced today that it has entered into a Written Agreement with the Federal Reserve Bank of Cleveland and the Ohio Department of Commerce, Division of Financial Institutions arising out of the previously disclosed regulatory review of the Company.

     The agreement outlines a series of steps to address and strengthen Fifth Third's risk management processes and internal controls. These steps include independent third-party reviews and the submission of written plans in a number of areas. These areas include Fifth Third's management, corporate governance, internal audit, account reconciliation procedures and policies, information technology, and strategic planning. Fifth Third is continuing to work in cooperation with the Federal Reserve Bank and the State of Ohio and is devoting its full attention to strengthening the areas identified during the recently completed regulatory review.

     Fifth Third President & CEO George A. Schaefer, Jr. said, "Fifth Third is extremely serious about risk management and internal controls and we are working hard to take the necessary steps to strengthen our processes in order to fully cooperate with the respective regulatory agencies. I believe that these efforts, many of which have already begun, will result in Fifth Third emerging from this process as an even stronger company." He continued, "I want to thank our customers, employees and shareholders for their patience and outstanding support over the past several months. I would also like to offer that Fifth Third will continue to focus on maintaining a strong, flexible balance sheet, striving to provide a personalized level of service delivered through our affiliate banking network and making the necessary investments in people and technologies to grow and maintain the highest quality banking franchises possible."

     The full text of the agreement is being filed by Fifth Third with the SEC as an exhibit to the Annual Report on Form 10-K which describes in more detail the agreement and its impact on the Company. The agreement is currently available at www.federalreserve.gov.

     On March 26, 2003, Franklin Financial Corporation (NASDAQ: FNFN), Fifth Third Bancorp and Fifth Third Financial Corporation entered into Amendment No. 3 to the Affiliation Agreement dated July 23, 2002 in which Fifth Third will acquire Franklin Financial Corporation and its subsidiary, Franklin National Bank, headquartered in Franklin, Tennessee. Pursuant to the Amendment, certain terms of the Affiliation Agreement, Amendment No. 1 and Amendment No. 2 have been replaced and dates extended. The complete

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text of the Amendment will be filed by Fifth Third with the SEC as an exhibit to the Annual Report on Form 10-K.

     Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. The Company has $81 billion in assets, operates 17 affiliates with 939 full-service Banking Centers, including 132 Bank Mart(R) locations open seven days a week inside select grocery stores and 1,864 Jeanie(R) ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, West Virginia and Tennessee. The financial strength of Fifth Third's affiliate banks continues to be recognized by rating agencies with deposit ratings of AA- and Aa1 from Standard & Poor's and Moody's, respectively. Additionally, Fifth Third Bancorp continues to maintain the highest short-term ratings available at A-1+ and Prime-1, and was recently recognized by Moody's with one of the highest senior debt ratings for any U.S. bank holding company of Aa2. Fifth Third operates four main businesses: Retail, Commercial, Investment Advisors and Processing Solutions, the Bank's electronic payment processing subsidiary. Investor information and press releases can be viewed at www.53.com. The company's common stock is traded through the NASDAQ National Market System under the symbol "FITB."

This document contains forward-looking statements about Fifth Third Bancorp which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third does business, are less favorable than expected; (5) legislative or regulatory changes or actions adversely affect the businesses in which Fifth Third is engaged; (6) changes in the securities markets; (7) a delayed or incomplete resolution of regulatory issues (8) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; and (9) the outcome of legal proceedings. Further information on other factors which could affect the financial results of Fifth Third are included in Fifth Third's filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third.

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